Page 1 of 9 PROSPECTUS SUMMARY Himalaya Shipping Ltd. (an exempted company limited by shares incorporated under the laws of Bermuda) Transfer of shares in Himalaya Shipping Ltd. from listing on Euronext Expand to Oslo Børs The information in this prospectus summary (the ) relates to the Listing Transfer of 46,550,000 common shares (the ) in Himalaya Shipping Ltd. (the or the ) from listing on Euronext Expand to Euronext Oslo Børs (the Listing Transfer ). No offering of Shares will be completed in connection with the Listing Transfer. The first day of trading in the Shares on Euronext Oslo Børs will be 3 June 2025. The Shares will be listed on Euronext Oslo Børs under the HSHP Investing in the shares involves risk. See Section 3.2.3 are the key risks specific to the and Section 3.3.3 of this Prospectus Summary for a summary of applicable risk factors. This Prospectus Summary serves as a listing transfer document only as required under Norwegian law and regulations, including Article 1 (5) (j) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended, and as implemented in Norway in accordance with Section 7-1 of the Norwegian Securities Trading Act. The Prospectus Summary does not in any jurisdiction constitute an offer to buy, subscribe for or sell any of the securities described herein, and no securities are being offered or sold pursuant to this Prospectus Summary. The Prospectus Summary is not intended to form the basis for any investment decisions. The date of this Prospectus Summary is 2 June 2025

Page 2 of 9 1 INTRODUCTION The information contained in this Prospectus Summary relates to the Listing Transfer of 46,550,000 Shares in the Company, each with a par value of USD 1.00, together being all the currently issued and outstanding Shares of the Company. The application for the Listing Transfer was approved by the Board of Directors of Oslo Børs ASA in its meeting on 27 May 2025. The last day of listing on Euronext Expand will be on 2 June 2025, and the first day of listing on Euronext Oslo Børs will be on 3 June 2025. No offering or other sale of Shares will be completed in connection with the Listing Transfer. The Shares will be listed on Euronext Oslo Børs under the current ticker code HSHP The Company is dual listed and will continue to maintain its listing on the New York Stock Exchange in addition to the DTC VPS 2 June 2025, all Shares were recorded in the DTC, while 22,840,434 Shares were secondarily recorded in the VPS. This Prospectus Summary has been prepared in reliance upon Article 1 (5) (j) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended, and as implemented in Norway in accordance with Section 7-1 of the Norwegian Securities Trading Act. This Prospectus Summary is not a prospectus and contains considerably less information than a prospectus. The Prospectus Summary has not been reviewed and approved by the Financial Supervisory Authority of Norway (Finanstilsynet). Financial information published by the Company in accordance with the continuing obligations of companies listed on Euronext Expand and Euronext Oslo Børs may be found at www.newsweb.no and www.himalaya-shipping.com. The latest prospectus prepared by the Company, dated 4 April 2023, is available at https://himalaya- shipping.com/content/uploads/2023/04/Himalaya-Shipping-Ltd.-Prospectus.pdf. The Prospectus Summary has been prepared solely in the English language. The Prospectus Summary does not constitute and shall not imply in any jurisdiction an offer to buy, subscribe to or sell any of the securities described herein, and the information in the Prospect Summary is not intended to form the basis for any investment decisions. The Prospectus Summary serves as a summary only as required by Norwegian law and regulations, and no securities are being offered or sold pursuant to it. This Prospect Summary speaks as of 2 June 2025, and the Company assumes no obligation to update it unless required by law. Any reproduction or redistribution of the Prospectus Summary, in whole or in part, is prohibited. Investing in the Company involves inherent risks. Please refer to Section 3.2.3 Section 3.3 are the key risks that are specific to of this Prospectus Summary for a description of certain material risk factors. The Prospectus Summary shall be governed by and construed in accordance with Norwegian law. The courts of Norway, with Oslo District Court as legal venue, shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Prospectus Summary.

Page 3 of 9 2 RESPONSIBILITY FOR THE PROSPECTUS SUMMARY This Prospectus Summary has been prepared for the purpose of carrying out the Listing Transfer. The Board of Directors of Himalaya Shipping Ltd. accepts responsibility for the information contained in this Prospectus Summary. The members of the Board of Directors confirm that, after having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus Summary is, to their best knowledge, in accordance with the facts and contains no omissions likely to affects its import. 2 June 2025 The Board of Directors of Himalaya Shipping Ltd. ___________________ Bjørn Isaksen Director/Chair ___________________ Jehan Mawjee Director ___________________ Mi Hong Yoon Director ___________________ Kate Blankenship Director ___________________ Carl E. Steen Director

Page 4 of 9 3 SUMMARY 3.1 Introduction and warnings 3.1.1 Warnings This summary contains all the sections required by the EU Prospectus Regulation to be included in a summary for a involves inherent risk and an investor investing in the securities could lose all or part of the invested capital. Where a claim relating to the information contained in the Prospectus Summary is brought before a court, the plaintiff investor might under the applicable national legislation, have to bear the costs of translating the Prospectus Summary before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the Prospectus Summary including any translation thereof, and applied for its notification, but only if the Prospectus Summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus Summary or it does not provide, when read together with the other parts of the Prospectus Summary, key information in order to aid investors when considering whether to invest in such securities. The Prospectus Summary does not in any jurisdiction constitute an offer to buy, subscribe for or sell any of the securities herein, and no securities are being offered or sold pursuant to this Prospectus Summary. The Prospectus Summary is not intended to form the basis for any investment decisions. 3.1.2 Overview of the Issuer, its securities and the competent authority having approved this Prospectus Summary Name of Securities: Shares in Himalaya Shipping Ltd. (ticker: HSHP) ISIN: BMG4660A1036 Issuer: Himalaya Shipping Ltd. with registration number 56490 office address: S.E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda Issuers postal address: S.E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda 984500D86FFE5EYE7988 +1 441-542-4577 Issuer's e-mail: post@himalaya-shipping.com Issuer's website: www.himalaya-shipping.com The competent authority approved the Prospectus Summary: N/A Visiting address, competent authority: N/A Postal address, competent authority: N/A Email address, competent authority: N/A Date of approval of this Prospectus Summary: N/A, no approval by any competent authority is required for this Prospectus Summary. 3.2 Key information on the Company 3.2.1 Who is the issuer of the securities? Corporate information The Company is an exempted company limited by shares organized and existing under the laws of Bermuda pursuant to the Bermuda Companies Act Companies Act . The Company was incorporated on 17 March 2021, and its registration number with the Bermuda Registrar of Companies is 56490 and LEI number is 984500D86FFE5EYE7988. The Company is the parent company to the Himalaya Shipping group companies, currently comprised of twelve Liberian subsidiaries and one subsidiary incorporated under the laws of England and Wales (the "Group"). Furthermore, the English subsidiary owns 40% of 2020 Bulkers Management AS, providing certain management services to the Group.

Page 5 of 9 Principal activities The main operation of the Company is to operate and charter out its fleet of twelve Newcastlemax dry bulk vessels. Major shareholders Set out below is an overview of shareholders owning or controlling more than 5 per cent of the issued share capital in the Company: # Name of shareholder Number of Shares % of total 1 Drew Holdings Ltd. 13,492,549 28,99% 2 Affinity Shipholdings I LLP 3,054,127 6,56% 3 Fidelity Investments 2,326,468 5,00% To the Company's knowledge, no person or entity, directly or indirectly, jointly or severally, exercise or may exercise control over the Company. Executive management senior management team Management consists of two individuals. The senior executive members of Management as of the date of the Prospectus Summary, and their respective positions, are presented in the table below: Name Position Lars-Christian Svensen Contracted Chief Executive Officer Vidar Hasund Contracted Chief Financial Officer Statutory auditor The Company's independent auditor is PricewaterhouseCoopers AS ("PwC"), Dronning Eufemias gate 71, 0194 Oslo, Norway. PWC is a member of the Norwegian Institute of Public Accountants (Norwegian: Den Norske Revisorforening). 3.2.2 What is the key financial information regarding the issuer? The following selected financial information has been extracted from the Group's unaudited interim financial statements for the three-month periods ended 31 March 2025 and 2024 (the "Interim Financial Statements") and from the Group's audited financial statements for the years ended 31 December 2024 and 2023 (the "Audited Financial Statements"). The Interim Financial Statements and the Audited Financial Statements have been prepared in accordance with US GAAP.

Page 6 of 9 Consolidated income statements USD thousands Year ended 31 December 2024 (audited) Year ended 31 December 2023 (audited) Three months ended 31 March 2025 (unaudited) Three months ended 31 March 2024 (unaudited) Total revenue 123,580 36,736 21,973 23,581 Operating profit/(loss) 66,623 14,626 6,508 11,417 Net profit/(loss) 21,044 1,514 (6,374) 2,492 Year on year revenue growth 236% 100% (7%) 1535% Operating profit margin 54% 40% 30% 48% Net profit margin 17% 4% (29%) 11% Basic earnings per share 0.48 0.04 (0.14) 0.06 Source: Interim Financial Statements and Audited Financial Statements Consolidated condensed cash flow statement USD thousands Year ended 31 December 2024 (audited) Year ended 31 December 2023 (audited) Three months ended 31 March 2025 (unaudited) Three months ended 31 March 2024 (unaudited) Net Cash flows from operating activities 55,840 6,474 306 11,172 Net Cash flows from financing activities 251,335 431,871 7,315 142,814 Net Cash flow from investing activities (313,359) (413,055) - (153,812) Source: Interim Financial Statements and Audited Financial Statements Consolidated statements of financial position USD thousands/Percentage Year ended 31 December 2024 (audited) Year ended 31 December 2023 (audited) Three months ended 31 March 2025 (unaudited) Total assets 880,101 599,206 881,097 Total equity 154,719 154,205 162,549 Net financial debt (long term debt plus short term debt minus cash) 708,521 428,055 694,291 Source: Interim Financial Statements and Audited Financial Statements

3.2.3 What are the key risks specific to the issuer?

- The Issuer depends upon a limited number of significant customers for a large part of its revenues.
- The Issuer depends on directors and management members who are associated with affiliated companies, which may create conflicts of interest.
- The Issuer's contracted Chief Executive Officer and contracted Chief Financial Officer does not devote all of their time to the Issuer's business, which may hinder its ability to operate successfully and it may face conflicts of interest with its manager's parent, 2020 Bulkers Ltd.
- As an exempted company incorporated under Bermuda law, the Issuer's operations may be subject to economic substance requirements and the Corporate Income Tax Act.
- If the vessel charters do not provide sufficient revenue to service the Issuer's obligations under its financing arrangements, the Issuer may be unable to make required payments thereunder.
- Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact the Issuer's business and operating results.
- A decrease in China's imports and export of goods could have an adverse effect on the Issuer's business.
- Political decisions may affect the Issuer's vessels' trading patterns and could have an adverse effect on the Issuer's business, results of operations and financial condition.
- The Issuer relies on information technology, and if it is subject to service interruptions, data corruption, cyber-based attacks or network security breaches, its operations could be disrupted and its business could be negatively affected.
- The US administration is currently imposing trade tariffs and new policies which may have an adverse effect on the Issuer's business.

For more information on the Risk Factors applicable to the Issuer and its business, see Himalaya's annual report on Form 20-F for the year ended December 31, 2024 filed with the US Securities and Exchange Commission which is also available on the Issuer's website.

3.3 Key information of the securities

3.3.1 What are the main features of the securities?

Type, class and ISIN	The Company has one class of shares in issue and all Shares have equal rights in the Company. The Shares are issued in accordance with the Bermuda Companies Act and are registered in the Company's register of members and subsequently recorded in dematerialized form, primarily in the DTC with a portion of the Shares being secondarily recorded in the VPS with ISIN BMG4660A1036.
Number of shares, par value and currency	As of the date of the Prospectus Summary, the Company's share capital is USD 46,550,000 divided into 46,550,000 Shares, each with a nominal value of USD 1.00.
Rights attached to the securities including relative seniority in the capital structure in the event of insolvency	The Company has one class of common shares and each share carries one vote. All the Shares are validly issued and fully paid. All shareholders have equal voting rights in the Company. The Shares carry full shareholder rights in the Company, including the right to such dividends or distributions as the Board of Directors may from time to time declare. Pursuant to the Bermuda Companies Act, the Shares have equal rights to the Company's profits, in the event of liquidation and to receive dividends or distributions, unless all the shareholders agree otherwise. In the event of insolvency, the shares will be subordinated all other debt and the shares will be valueless.
Restrictions on transferability	The Shares are freely transferable.
Dividend policy	It is the Company's intention to pay a regular dividend in support of its main objective which is to provide significant returns to our shareholders. Any cash distributions will be subject to a number of factors, including the discretion of the Company's Board of Directors, requirements from Bermuda law and other applicable laws, the results of operation, financial condition, cash requirements and availability, including requirements under capital expenditure programs, market prospects, contractual restrictions under the Company's financing arrangements, the ability of the Company's subsidiaries to distribute funds and other factors deemed relevant by the Board of Directors. The Company cannot assure that it will be able to pay regular dividends as intended or at all.

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Page 8 of 9 3.3.2 Where will the securities be traded? The Shares are listed and tradeable on Euronext Expand, under the ticker HSHP The Board of Directors of Oslo Børs ASA approved the Listing Transfer of the Shares on 27 May 2025, and the first day of trading on Euronext Oslo Børs is expected to be 3 June 2025. The Shares of the Company will trade on the Euronext Oslo Børs under HSHP Shares are listed and tradeable on the New York Stock Exchange under the same ticker code. 3.3.3 What are the key risks that are specific to the securities? The price of the shares could fluctuate significantly due to market conditions and geopolitical tension. The largest shareholder of the Company has a significant influence over the Company. If the Issuer is the Shares may be subject to adverse U.S. federal income tax consequences. Sales of substantial amounts of hares in the public market could cause the market price of its Shares to decline, and any additional capital raised by the Issuer may dilute ownership in the Issuer. 3.4 Key information on the admission to trading on a regulated market 3.4.1 Under which conditions and timetable can I invest in this security? Not applicable, no securities are being offered or sold pursuant to this Prospectus Summary. 3.4.2 Why is this Prospectus Summary being produced? This Prospectus Summary has been produced to carry out the Listing Transfer. Use and estimated net proceeds Not applicable, no securities are being offered or sold pursuant to this Prospectus Summary. Underwriting agreements Not applicable, no securities are being offered or sold pursuant to this Prospectus Summary and consequently no underwriting agreements have been entered into in connection with the Listing Transfer. Material conflicts The Company is not aware of any interests, including conflicting ones, held by natural or legal persons involved in the Listing Transfer.

Page 9 of 9 4 DEFINITION AND GLOSSARY Defined term Meaning Audited Financial Statements The Group's audited financial statements for the years ended 31 December 2024 and 2023 Company Himalaya Shipping Ltd. DTC Depository Trust Company Group The Himalaya Shipping group companies, currently comprised of twelve Liberian subsidiaries and one subsidiary incorporated under the laws of England and Wales Interim Financial Statements The Group's unaudited interim financial statements for the three-month periods ended 31 March 2025 and 2024 Listing Transfer The transfer of the admittance to trading of the Shares from Euronext Expand to Euronext Oslo Børs. Prospectus Summary Means this prospectus summary, dated 2 June 2025. Share(s) The existing outstanding shares of the Company. VPS The Norwegian Central Securities Depository.